UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Dynavax Technologies Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
268158-10-2

(CUSIP Number)

Lawrence E. Auriana 140 East 45th Street, 43rd Floor New York, New York 10017-9301 (212) 922-2999	Brian M. Hand, Esq. Nordlicht & Hand 800 Westchester Avenue Rye Brook, NY 10573 (914) 468-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 15, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 268158-10-2

1	Name of Reporting Person. Lawrence E. Auriana I.R.S. Identification Nos. of Above Person (entities only). N/A

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐

3	SEC Use Only

4	Source of Funds (See Instructions)
PF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares
Beneficially	7 Sole Voting Power 3,000,000
Owned by	8 Shared Voting Power 0
Each	9 Sole Dispositive Power 0
Reporting	10 Shared Dispositive Power 0
Person
With

11	Aggregate Amount Beneficially Owned by Reporting Person.3,000,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) ☐

* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lawrence E. Auriana that he is the beneficial owner of any of the Common Stock of Dynavax Technologies Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

13	Percent of Class Represented by Amount in Row (11) 7.5%

14	Type of Reporting Person (See Instructions)
     IN

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D initially filed on December 11, 2008 (the “Original Filing”) by Lawrence Auriana with respect to common stock, $.001 per share (the “Shares”) of Dynavax Technologies Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being made to disclose the acquisition of additional securities of the Issuer by the Reporting Person. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person.

Item 1.	Security and Issuer.
     See Item 1 of the Original Filing.

Item 2.	Identity and Background.
     See Item 2 of the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Filing is hereby amended and restated in its entirety as follows:
     As of December 15, 2008, the Reporting Person purchased an aggregate of 3,000,000 shares of Common Stock of the Issuer, paid for in personal funds in the amount of $6,495,724.

Item 4.	Purpose of Transaction.
     See Item 4 of the Original Filing

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Original Filing is hereby amended as follows:
     (a) The Reporting Person’s percentage ownership of Common Stock is based on 39,854,000 shares being outstanding. The Reporting Person beneficially owns 3,000,000 shares of Common Stock of the Issuer equivalent to approximately 7.5% of such class.
     (b) The Reporting Person has sole voting power over 3,000,000 shares of Common Stock of the Issuer. Pursuant to a Discretionary Account at Sandgrain Securities Inc., the Reporting Person has no investment power, including the power to dispose, or direct the disposition of, any shares of Common Stock of the Issuer. See Item 6.
     (c) The transactions in the Issuer’s Common Stock that were effected on behalf of the Reporting Person by Sandgrain Securities, Inc. since the date of the Original Filing are as follows. The transactions were individual purchases in the open market. Reference is made to Item 5(c) of the Original Filing for other transactions in the Issuer’s Common Stock that were effected on behalf of the Reporting Person during the last 60 days.
     (1) Purchase of 87,000 shares at a price of $0.25 per share on December 3, 2008.
     (2) Purchase of 150,000 shares at a price of $0.25 per share on December 4, 2008.
     (3) Purchase of 100,000 shares at a price of $0.25 per share on December 5, 2008.
     (4) Purchase of 92,000 shares at a price of $0.26 per share on December 8, 2008.
     (5) Purchase of 390,000 shares at a price of $0.26 per share on December 9, 2008.
     (6) Purchase of 130,000 shares at a price of $0.26 per share on December 10, 2008.
     (7) Purchase of 40,500 shares at a price of $0.27 per share on December 11, 2008.
     (8) Purchase of 18,000 shares at a price of $0.28 per share on December 12, 2008.
     (9) Purchase of 18,000 shares at a price of $0.27 per share on December 15, 2008
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Reporting Person has sole voting power over 3,000,000 shares of Common Stock of the Issuer. Pursuant to a Discretionary Account at Sandgrain Securities Inc., the Reporting Person has no investment power, including the power to dispose, or direct the disposition of, such shares of stock. Sandgrain Securities Inc. has investment power, including the power to dispose, or direct the disposition of the 3,000,000 shares of Common Stock of the Issuer.

Item 7.	Materials to be Filed as Exhibits.
     None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2008

Signature: /s/ Lawrence E. Auriana